                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __ )

                      iShares MSCI South Africa Index Fund
          -----------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                    464286780
           -----------------------------------------------------------
                                 (CUSIP Number)


                                    COPY TO:

      Michael Pradko                                   Timothy W. Diggins, Esq.
      Harvard Management Company, Inc.                 Ropes & Gray
      600 Atlantic Avenue                              One International Place
      Boston, MA  02210                                Boston, MA  02110
      (617) 523-4400                                   (617) 951-7389

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 7, 2003
          -----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: .


                               Page 1 of 7 Pages

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                                  SCHEDULE 13D

---------------------                                     ---------------------
 CUSIP No. 464286780                                        Page 2 of 7 Pages
---------------------                                     ---------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      President and Fellows of Harvard College
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
 5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts
--------------------------------------------------------------------------------
                      7.    SOLE VOTING POWER
   NUMBER OF                1,250,000
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    SHARED VOTING POWER
   OWNED BY                 ---
     EACH            -----------------------------------------------------------
   REPORTING          9.    SOLE DISPOSITIVE POWER
    PERSON                  1,250,000
     WITH            -----------------------------------------------------------
                     10.    SHARED DISPOSITIVE POWER
                            ---
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,250,000
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    [_]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      71.4%(1)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      EP
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
1 Based on 1,750,000 shares outstanding as set forth on the Issuer's website as of March 11, 2003.


                               Page 2 of 7 Pages

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                                  SCHEDULE 13D

                      iShares MSCI South Africa Index Fund

Item 1. Security and Issuer.

     This statement(2) relates to the shares of common stock, $0.001 par value (the "Common Stock"), of iShares MSCI South Africa Index Fund, a series of iShares, Inc., a Maryland corporation (the "Fund" or "Issuer"), which has its principal executive offices at iShares, Inc., c/o SEI Investments Distribution Co., 1 Freedom Valley Drive, Oaks, PA 19456.

Item 2. Identity and Background.

     This statement is filed by President and Fellows of Harvard College ("Harvard"), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard's investment activities are carried on from the offices of Harvard Management Company at 600 Atlantic Avenue, Boston, Massachusetts 02210.

     Information relating to each of the President, Fellows and executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

     None of Harvard or, to the best of Harvard's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Harvard, nor to the best of Harvard's knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard's general funds.

Item 4. Purpose of Transaction.

     The acquisition of the securities of the Fund was made for the purpose of investment. Harvard may acquire additional securities, or dispose of securities of the Fund from time to time.

     This Schedule 13D filing, in lieu of Harvard's normal filing on Schedule 13G pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934, as amended, is occasioned solely by Harvard's ownership of 71.4%(3) of the outstanding Common Stock of the Fund. Harvard's ownership as a percentage of the outstanding Common Stock of the Fund may be deemed to have the resulting effect of changing or influencing the control of the Fund, notwithstanding that the securities of the Fund acquired and held by Harvard were acquired in the ordinary course of its business and were not acquired for the purpose of changing or influencing the control of the Fund.

----------
2 This filing should not be deemed an admission that the reporting person is required to file a report under Section 13 of the Securities Exchange Act of 1934, as amended.

3 Based on 1,750,000 shares outstanding as set forth on the Issuer's website as of March 11, 2003.

                               Page 3 of 7 Pages

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Except as described above, Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through
(j) of Item 4.

Item 5. Interest in Securities of the Fund.

     (a), (b) Harvard is the beneficial owner of 1,250,000 shares of Common Stock (approximately 71.4% of the shares of Common Stock based on information set forth on the Issuer's website as of March 11, 2003).

     Harvard has sole power to vote and sole power to dispose of such shares to which this Statement relates.

     (c) On February 7, 2003 Harvard bought 1,250,000 shares of Common Stock of the Fund from Morgan Stanley & Co. International Limited in a privately negotiated transaction at a price of $39.521149 per share.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Fund.

     Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit A -- Information concerning the President, Fellows and executive officers of Harvard.


                               Page 4 of 7 Pages

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                                    Signature

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 2003

PRESIDENT AND FELLOWS OF HARVARD COLLEGE


By: /s/ Michael S. Pradko
    -----------------------------
    Name:  Michael S. Pradko
    Title: Authorized Signatory


                               Page 5 of 7 Pages

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                                  EXHIBIT INDEX

                                                                  Page Number In
Exhibit                                                           Sequentially
Number       Description                                          Numbered Copy
-------      -----------                                          --------------
A            Information Concerning the President,                       7
             Fellows and executive officers of Harvard


                               Page 6 of 7 Pages

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                                    EXHIBIT A

                        Directors and Executive Officers

     The names of the President, Fellows and Executive Officers of Harvard and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.

President, Fellows and Executive Officers of Harvard College

Name                                Office/Position
----                                ---------------
Lawrence H. Summers                 President
D. Ronald Daniel                    Treasurer
Mark Goodheart                      Secretary
Hanna H. Gray                       Fellow
Conrad K. Harper                    Fellow
James R. Houghton                   Fellow
Robert E. Rubin                     Fellow
Robert D. Reischauer                Fellow


                               Page 7 of 7 Pages